SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

TAX FREE FLIGHTS FOR ALL UK KIDS FLYING RYANAIR THIS EASTER

RYANAIR TO REFUND CHILDREN'S APD ON UK FLIGHTS FROM 27 MARCH 2015

Ryanair, Europe's favourite airline, today (5 Dec) confirmed that it will refund the £13 UK travel tax for all children (under-12) who check-in on flights departing the UK from 1st May 2015, following the decision of UK Chancellor George Osborne to abolish children's APD from 1st May next.

However, Ryanair announced that it will go even further than Chancellor Osborne and refund children's APD on UK flights for the six weeks from 27th March 2015, earlier than any other airline (or Chancellor Osborne), thereby allowing children to fly from the UK tax free for the Easter holidays so that British families can make even greater savings on their Easter breaks, as part of Ryanair's "Family Extra" service.

Refunding this UK APD for kids over the Easter Holiday period will cost Ryanair up to £2m, and is the latest in a series of customer experience improvements under Ryanair's "Always Getting Better" programme, which includes a new website, a new mobile app (with boarding passes), and the new "Family Extra" and "Business Plus" services, as Ryanair continues to deliver so much more than just the lowest fares.

Ryanair's Chief Marketing Officer, Kenny Jacobs, said:

"Ryanair welcomes Chancellor Osborne's decision to scrap APD for children under-12 on flights departing the UK from 1st May 2015. To ensure even greater savings for the millions of UK families flying Ryanair at Easter, Ryanair will refund APD for all children who check in on flights departing the UK from 27th March 2015 onwards. Families flying Ryanair already enjoy the lowest fares and fantastic discounts with our "Family Extra" service and this will ensure even more UK families make even greater savings next Easter flying with Ryanair.

While we welcome this partial reduction in APD, we call on the UK Government to abolish APD, and allow UK tourism to return to growth and become competitive once more. Tourist traffic in Ireland has risen by almost 10% since APD was abolished in April, with the VAT received from the additional tourist spend far exceeding the loss of APD. The UK should follow suit and axe the tax for all."

ENDS

Editor's note: Children under-12 travelling on flights departing the UK from 27th March 2015 onwards will be refunded the £13 APD per child (under-12) when they check-in for their flight on the Ryanair.com website.

When the UK Budget is passed into law, Ryanair.com's booking system will be updated to ensure that children under-12 will not be charged APD when flying with Ryanair from the UK from 1st May 2015 onwards.

For further information
please contact:                                     Robin Kiely                                                      Joe Carmody
Ryanair Ltd                                                      Edelman Ireland
Tel: +353-1-9451212                                     Tel: +353-1-6789 333
press@ryanair.com                                        ryanair@edelman.com
Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 December, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary